Exhibit (a)(1)(E)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated July 14, 2025, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

GMS INC.

a Delaware corporation
at
$110.00 PER SHARE
Pursuant to the Offer to Purchase dated July 14, 2025
by
GOLD ACQUISITION SUB, INC.,
an indirect wholly owned subsidiary of
THE HOME DEPOT, INC.
Gold Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of The Home Depot, Inc., a Delaware corporation (“The Home Depot”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GMS Inc., a Delaware corporation (“GMS”), at a price of $110.00 per Share in cash, without interest and subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).
Stockholders of record who tender directly to Broadridge Corporate Issuer Solutions, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or similar expenses or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON FRIDAY, AUGUST 8, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 29, 2025 (as it may be amended from time to time, the “Merger Agreement”), among GMS, The Home Depot, and Purchaser. The Merger Agreement provides, among other things, that, unless otherwise agreed in writing by The Home Depot and GMS, after the Offer Closing (as defined below), but on the date thereof, subject to the satisfaction or waiver of certain conditions (and, if such conditions are not satisfied or waived by such date, then no later than the first business day on which such conditions are satisfied or waived), Purchaser will be merged with and into GMS (the “Merger”) without a vote of the stockholders of GMS in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with GMS continuing as the surviving corporation in the Merger. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held by The Home Depot, Purchaser, GMS (as treasury shares or otherwise) or any of their respective wholly owned subsidiaries (other than Purchaser), Shares that were tendered and irrevocably accepted for purchase in the Offer, or Shares in respect of which the holder is entitled to and has properly exercised his, hers or its statutory right to appraisal of such Shares) will be converted into the right to receive $110.00 per Share in cash, without interest, subject to any required withholding of taxes. As a result of the Merger, GMS will cease to be a publicly traded company and will become an indirect, wholly owned subsidiary of The Home Depot. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in the Offer to Purchase.
The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (i) the Merger Agreement not having been terminated in accordance with its terms and (ii) the satisfaction of (A) the Minimum Condition, (B) the Antitrust Law Condition and (C) the Governmental Authority Condition (each as described below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn, on or prior to one minute after 11:59 p.m., Eastern Time, on Friday, August 8, 2025 (the “Expiration Time,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), represent a majority of the Shares then outstanding. The “Antitrust Law Condition” requires that any waiting period (and any extension thereunder) applicable to the Offer under (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) the Competition Act (Canada), as amended and including the regulations promulgated thereunder, and any agreement (including any timing agreement) with any Government Entity (as defined below) not to consummate the transactions contemplated by the Merger Agreement for some period of time has expired or been terminated. The “Governmental Authority Condition” requires that no domestic or foreign, federal, state or local governmental or regulatory body, commission, agency, court, instrumentality, authority or other legislative, executive, governmental or judicial entity (each of which, a “Governmental Entity”), in its capacity as such, shall have (i) enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect or (ii) commenced any proceeding, in either case, which (A) has the effect of making the Offer, the acceptance for payment or payment for Shares pursuant to the Offer, or the Merger illegal or otherwise prohibiting or preventing the consummation of the Offer or the Merger or (B) seeks to make illegal, restrain, prohibit or materially delay the making or consummation of the Offer or the Merger or the performance of any other transactions contemplated by the Merger Agreement. The Offer is also subject to other conditions (the conditions to the Offer each, individually, an “Offer Condition,” and collectively, the “Offer Conditions”) as described in the Offer to Purchase.
The Board of Directors of GMS has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of GMS and its stockholders, (ii) declared it advisable for GMS to enter into the Merger Agreement, (iii) authorized and approved the Merger Agreement, the execution, delivery and performance by GMS of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of GMS accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
The Merger Agreement provides that if, on or prior to any then-scheduled Expiration Time, any of the Offer Conditions is not satisfied or, to the extent waivable by Purchaser or The Home Depot pursuant to the Merger Agreement, waived by Purchaser or The Home Depot, Purchaser will (and The Home Depot will cause Purchaser to) extend the Offer on one or more occasions for successive periods of up to ten (10) business days each (or such additional or longer periods if The Home Depot so desires and GMS consents in writing prior to such extension), the length of each such period to be determined by The Home Depot in its sole discretion, in order to permit the satisfaction of such Offer Conditions. If at any scheduled Expiration Time, each of the Offer Conditions (other than the Minimum Condition) has been satisfied or, to the extent waivable by The Home Depot or Purchaser pursuant to the Merger Agreement, waived by The Home Depot or Purchaser and the Minimum Condition has not been satisfied, Purchaser may (but is not required to) in its discretion extend the Offer for more than twenty (20) business days beyond the scheduled Expiration Time.

In addition, Purchaser will (and The Home Depot will cause Purchaser to) extend the Offer for any period or periods required by applicable law or rules, regulations, interpretations or positions of the SEC or its staff. In no event will Purchaser be required to extend the Offer beyond the Outside Date (as defined below) and Purchaser will not be permitted to do so without GMS’s prior written consent in GMS’s sole discretion.
Purchaser will not terminate the Offer prior to any scheduled Expiration Time, except after the Merger Agreement has been terminated in accordance with its terms. If the Offer is terminated or withdrawn by Purchaser prior to the acceptance for payment of Shares tendered in the Offer, Purchaser will promptly return, and will cause the Depositary to return, in accordance with applicable law, all tendered Shares to the registered holders thereof.
Either The Home Depot or GMS may terminate the Merger Agreement at any time prior to the Offer Closing, if the Offer Closing (as defined below) has not occurred on or before June 29, 2026 (as it may be extended, the “Outside Date”). If, on June 29, 2026, the Antitrust Law Condition or the Governmental Authority Condition (with respect to any antitrust-related legal requirement) has not been satisfied but the other conditions (other than the Minimum Condition) have been satisfied or waived by The Home Depot or Purchaser, then the Outside Date will automatically be extended up to two (2) times, each for a period of three (3) months (that is, to September 29, 2026 and December 29, 2026, respectively).
Subject to the applicable rules and regulations of the SEC, The Home Depot and Purchaser expressly reserve the right to waive, in whole or in part, any of the Offer Conditions (other than the Minimum Condition) and to make any change in the terms of or conditions to the Offer, except that, without GMS’s prior written consent, The Home Depot and Purchaser are not permitted to: (i) reduce the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) reduce the number of Shares subject to the Offer; (iv) change, modify or waive the Minimum Condition; (v) terminate the Offer or accelerate, extend or otherwise change the Expiration Time, except as provided under the Merger Agreement; (vi) impose conditions to the Offer other than the Offer Conditions or modify or change any such conditions in a manner adverse to any GMS stockholder; or (vii) otherwise amend, modify or supplement any of the other terms of the Offer in a manner adverse to any stockholder of GMS.
Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The parties to the Merger Agreement have agreed that, subject to certain conditions specified in the Merger Agreement, the Merger will be effected on the same date as the Offer Closing (but after the Offer Closing).
Subject to the satisfaction of the Minimum Condition and, to the extent waivable by Purchaser or The Home Depot, waiver of the other Offer Conditions, the Merger Agreement provides that Purchaser will, as promptly as practicable after (and in any event within one (1) Business Day after) the Expiration Time, accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer and pay for such Shares. The date and time at which Purchaser accepts for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer is referred to as the “Offer Closing” and the date on which the Offer Closing occurs is referred to as the “Offer Closing Date.” For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.
No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares (each, a “Certificate”), if any, or, for shares held in book-entry through

The Depository Trust Company (“DTC”), confirmation of a book-entry transfer of such Shares (each, a “Book-Entry Confirmation”) into the Depositary’s account at DTC pursuant to the procedures described in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at DTC, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.
Except as otherwise provided in the Merger Agreement or the Offer to Purchase, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute after 11:59 p.m., Eastern Time, on Friday, August 8, 2025, and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 12, 2025, which is the 60th day after the date of the commencement of the Offer.
For a withdrawal of Shares to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the Certificates are registered if different from that of the person who tendered such Shares. If Certificates evidencing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the name of the registered owners and the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, the broker, dealer, commercial bank, trust company or other nominee that tendered through book-entry transfer must submit a withdrawal request through DTC to be credited with the withdrawn shares.
Withdrawals of Shares may not be rescinded and any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Time.
Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. However, the foregoing does not foreclose GMS stockholders from challenging any such determination in a court of competent jurisdiction under applicable laws. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of The Home Depot, Purchaser, the Depositary, D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
GMS has provided Purchaser with GMS’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on GMS’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders (as defined in the Offer to Purchase) for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares should consult with its tax advisor as to the particular tax consequences to such holder of exchanging Shares for cash in the Offer or the Merger. The Offer to Purchase and the related Letter of Transmittal contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor The Home Depot will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, New York 10005
Banks and Brokers call: (212) 771-1133
All others call toll free (U.S. only): (800) 331-7543
Email: GMS@dfking.com
July 14, 2025